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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                         (AMENDMENT NO. _____________)*

                              Accrue Software, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                     Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   00437W 10 2
             ------------------------------------------------------
                                 (CUSIP Number)

                                    12/31/99
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1(b)

        [ ] Rule 13d-1(c)

        [X] Rule 13d-1(d)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                                  ----------------------
 CUSIP NO. 00437W 10 2               13G                    PAGE 2 OF 6 PAGES
------------------------                                  ----------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      RICHARD D. KREYSAR
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)   [ ]
                                                                      (b)   [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
--------------------------------------------------------------------------------
                     5  SOLE VOTING POWER

    NUMBER OF           1,605,683
      SHARES      --------------------------------------------------------------
   BENEFICIALLY      6  SHARED VOTING POWER
     OWNED BY
       EACH             -0-
     REPORTING    --------------------------------------------------------------
      PERSON         7  SOLE DISPOSITIVE POWER
       WITH
                        1,605,683
                  --------------------------------------------------------------
                     8  SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,605,683
--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      6.5% (BASED ON 24,703,525 SHARES OUTSTANDING AS OF 12/31/99)
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                                *SEE INSTRUCTIONS

                          INSTRUCTIONS FOR SCHEDULE 13G

INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons--Furnish the full legal name of each person for whom the report is filed--i.e., each person required to sign the schedule itself--including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers if voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G," below)

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and that membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(e)(1) in which case it may not be necessary to check row 2(b)].

(3)   The third row is for SEC internal use; please leave blank.

(4) Citizenship or Place of Organization--Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

(5)-(9), (11) Aggregate Amount Beneficially Owned By Each Reporting Person, Etc.--Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10) Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

(12) Type of Reporting Person--Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13 G) and place the appropriate symbol on the form:

                CATEGORY                                              SYMBOL
            Broker Dealer                                               BD
            Bank                                                        BK
            Insurance Company                                           IC
            Investment Company                                          IV
            Investment Adviser                                          IA
            Employee Benefit Plan,  Pension Fund, or Endowment          EP
            Parent Holding Company/Control Person                       HC
            Savings Association                                         SA
            Church Plan                                                 CP
            Corporation                                                 CO
            Partnership                                                 PN
            Individual                                                  IN
            Other                                                       OO

NOTES:

      Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

      Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

      Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

      Under Section 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

      Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore any information given will be available for inspection by any member of the public.

      Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

      Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

                              GENERAL INSTRUCTIONS

A. Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2) and 13d-2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).

B. Information contained in a form which is required to be filed by rules under section 13(f) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

------------------------                                  ----------------------
 CUSIP NO. 00437W 10 2               13G                    PAGE 3 OF 6 PAGES
------------------------                                  ----------------------

ITEM 1(a).     NAME OF ISSUER:

               Accrue Software, Inc.
               -----------------------------------------------------------------
ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               48634 Milmont Dr., Fremont, CA  94538
               -----------------------------------------------------------------

ITEM 2(a).     NAME OF PERSON FILING:

               Richard D. Kreysar
               -----------------------------------------------------------------

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               48634 Milmont Dr., Fremont, CA  94538
               -----------------------------------------------------------------

ITEM 2(c).     CITIZENSHIP:

               USA
               -----------------------------------------------------------------

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common
               -----------------------------------------------------------------

ITEM 2(e).     CUSIP NUMBER:

               00437W 10 2
               -----------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), 13d-2(b) OR 13d-2(c), CHECK WHETHER THE PERSON FILING IS A:

  (a)   [ ] Broker or dealer registered under Section 15 of the Exchange Act;

  (b)   [ ] Bank as defined in section 3(a)(6) of the Exchange Act;

  (c)   [ ] Insurance company as defined in section 3(a)(19) of the Exchange
            Act;

  (d) [ ] Investment company registered under section 8 of the Investment Company Act;

  (e)   [ ] An investment adviser in accordance with Rule 13-d(1)(b)(1)(ii)(E);

  (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

  (g) [ ] A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

  (h) [ ] A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;

  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

  (j)   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

------------------------                                  ----------------------
 CUSIP NO. 00437W 10 2               13G                    PAGE 4 OF 6 PAGES
------------------------                                  ----------------------

ITEM 4.  OWNERSHIP.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount Beneficially Owned:

            1,605,683
            --------------------------------------------------------------------

      (b)   Percent of Class:

            6.5%
            --------------------------------------------------------------------

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote 1,605,683
                                                          ----------------------

            (ii)  Shared power to vote or to direct the vote N/A
                                                            --------------------

            (iii) Sole power to dispose or to direct the disposition of
                  1,605,683
                  --------------------------------------------------------------

            (iv)  Shared power to dispose or to direct the disposition of N/A
                                                                         -------

            Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                  N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.


                  N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  N/A

------------------------                                  ----------------------
 CUSIP NO. 00437W 10 2               13G                    PAGE 5 OF 6 PAGES
------------------------                                  ----------------------

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

                  N/A

ITEM 10. CERTIFICATION.

                  N/A

------------------------                                  ----------------------
 CUSIP NO. 00437W 10 2               13G                    PAGE 6 OF 6 PAGES
------------------------                                  ----------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                          2/1/00
                                          --------------------------------------
                                                           Date

                                                  /s/ RICHARD D. KREYSAR
                                          --------------------------------------
                                                         Signature

                                            Richard D. Kreysar, President & CEO
                                          --------------------------------------
                                                        Name/Title


      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

      NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13d-7 (b) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. (SEE 18 U.S.C. 1001).